UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 8, 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

As previously disclosed, Seaspan Corporation (the “Company”) entered into an employment agreement with Bing Chen on October 28, 2017, providing for Mr. Chen to serve as President and Chief Executive Officer of the Company beginning in January 2018.

On January 8, 2018, Mr. Chen commenced his employment as President and Chief Executive Officer of the Company and was appointed to the Board of Directors of the Company. As a result of Mr. Chen’s appointment as Chief Executive Officer of the Company, Peter Curtis is no longer serving as the Company’s Interim Chief Executive Officer. Mr. Curtis will continue to serve as Executive Vice President and Chief Operating Officer of the Company.

Over his 25 year career Mr. Chen has held executive positions in China, Europe and the United States. Most recently, Mr. Chen served as CEO of BNP Paribas (China) Ltd. where he led the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the General Manager for Trafigura’s Chinese business operations, where he maintained full P&L responsibility for domestic and international commodities trading in the country. Between 2009 and 2011 Mr. Chen was responsible for building the greater China investment banking practice of Houlihan Lokey, Inc. as the Managing Director and Head of Asia Financial Advisory. Between 2001 and 2009 Mr. Chen held various leadership roles in Europe, including as CEO, CFO, and Managing Director of leasing and aircraft chartering businesses. Between 1999 and 2001 Mr. Chen worked as a Director, Business Strategy at Deutsche Bank in New York.

Mr. Chen received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College and an MBA (Honours) from Columbia Business School.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: January 8, 2018	By:	/s/ David Spivak
David Spivak
Chief Financial Officer